March 19, 2012

Via EDGAR & Overnight Delivery

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628

Attn:	Cecilia Blye, Chief, Office of Global Security Risk Pradip Bhaumik, Special Counsel, Office of Global Security Risk John Reynolds, Assistant Director, Division of Corporation Finance

Re:         Response Biomedical Corporation
Form 20-F for the Fiscal Year Ended December 31, 2010
Amended November 9, 2011
File No. 0-050571

Ladies and Gentlemen:

          On behalf of Response Biomedical Corporation (the “Company”), we hereby request a ten business day extension of time to respond to your letter dated March 6, 2012.  If granted, such extension would extend the deadline for the Company’s response to April 3, 2012.  We are advised by the Company that the work to ensure a complete and accurate response is ongoing, and that the Company is proceeding with that effort as expeditiously as is prudent.  If you have any questions or wish to discuss this request further, please call me at (858) 350-2232.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Scott Watkinson
Scott Watkinson

cc:          Peter A. Thompson, Response Biomedical Corporation